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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2000

                             Galileo Technology Ltd.
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                 (Translation of registrant's name into English)

                     Moshav Manof, D.N. Misgav 20184, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|






NY2:\973713\02\47312.0006

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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GALILEO TECHNOLOGY LTD.



Date:    October 17, 2000          By /s/ Avigdor Willenz
                                      -----------------------------------------
                                      Name:  Avigdor Willenz
                                      Title: Chief Executive Officer and
                                             Chairman of the Board








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                                 EXHIBIT INDEX
                                 -------------

                                                                    Sequential
                    Item                                            Page Number
                    ----                                            -----------

1.       Press Release from the Registrant dated October 17, 2000.       4










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